UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, informs, in addition to the Material Facts released on July 1, 2016 and September 2, 2016 that, on this date, it was published in the Official Gazette the decision of the General Superintendent of the Administrative Council for Economic Defense (Conselho Nacional de Defesa Econômica) (CADE) for unrestricted approval of the Concentration Act No. 08700.006319/2016-39, authorizing (i) the sale of shares held by Camargo Corrêa S.A. and ESC Energia S.A. to the State Grid Brazil Power Participações Ltda. ("State Grid"), a Brazilian subsidiary of State Grid International Development Limited, as well as (ii) the potential acquisition of the shares held by other shareholders party to the Shareholders' Agreement of the Company, Energia São Paulo Fundo de Investimento em Ações, Bonaire Participações S.A. and BB Carteira Livre I Fundo de Investimento em Ações (vehicle of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ), in the assumption of the exercise of the right of joint sale (tag along), and (iii) the possible launch of a public offer to acquire the outstanding shares of CPFL Energia, in the event of the sale of a sufficient amount of shares issued by CPFL Energia in accordance with applicable law.

The referred decision is subject to appeal or avocation of the concentration act for a period of 15 days. If no appeal or avocation occur within before mentioned, the decision will carry over in trial, making it final.

CPFL Energia reiterates that, as informed in the Material Facts disclosed on July 1, 2016 and September 2, 2016, the effective completion of the transaction is still subject to other conditions precedent, including the approval by the Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (ANEEL).

The Company will inform its shareholders and the market in general any material developments regarding the facts now reported that are informed by the parties to the transaction.

São Paulo, September 22, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 22, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.